Borland Software Corporation
8303 N. Mo-Pac Expressway, Ste. A-300
Austin, TX 78759
February 6, 2008
VIA FACSIMILE AND DIRECT TRANSMISSION (VIA EDGAR)
Mr. Hugh Fuller
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W. — Room 4561
Washington, D.C. 20549
Fax (202) 772-9210

Re:	Borland Software Corporation Registration Statement on Form S-3 (File No. 333-147766) Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Borland Software Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m. Eastern Time on February 8, 2008, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance. If you should have any questions, please call Rob Cronan of DLA Piper US LLP, counsel to the Company, at 650-833-2159.

Very truly yours, Borland Software Corporation
By:	/s/ Tod Nielsen
	Name:	Tod Nielsen
	Title:	Chief Executive Officer